Filed pursuant to 424(b)(3)
Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 1 DATED MAY 27, 2015

TO THE PROSPECTUS DATED APRIL 28, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated April 28, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update regarding the extension of our initial public offering.

B.	To update disclosure in the section of the Prospectus titled “Prospectus Summary.”

C.	To update disclosure in the section of the Prospectus titled “Plan of Distribution.”

A. Extension of Our Initial Public Offering

Our board of directors has elected to extend our current offering for up to an additional one-year period, expiring on July 24, 2016. In many states, we will need to renew the registration statement to continue the offering for this period. There is no guarantee that we will be able to extend the current offering in all such states. We reserve the right to further extend or terminate this offering at any time. Accordingly, disclosure on the cover page and throughout the prospectus concerning the date on which the offering is expected to end is hereby updated.

B. Update to the Section of the Prospectus Titled “Prospectus Summary”

The following updates and replaces the fourth paragraph in the subsection titled, “Terms of the Offering” beginning on page 15 of the Prospectus:

Our board of directors, in its sole discretion, may determine from time to time during this offering to reclassify shares of our common stock, as permitted by our charter, in order to offer more than one class of common stock in this offering. We are presently considering and evaluating our options with respect to the addition of a new share class to this offering prior to expected termination in July 2016. Any additional class of common stock may be offered at a different price and may be subject to different fees and expenses than the shares currently being offered. Such differences may include, but not be limited to, lower up-front commissions and fees and ongoing fees paid after the time of initial investment.

C. Update to the Section of the Prospectus Titled “Plan of Distribution”

The following updates and replaces the last three sentences of the fourth paragraph in the subsection titled, “Compensation Paid for Sales of Shares” on page 203 of the Prospectus:

Further, pursuant to selected dealer agreements with Ameriprise Financial Services, Inc. and LPL Financial LLC, which we refer to respectively as Ameriprise Financial and LPL, and subject to applicable FINRA limitations, the Dealer Manager has agreed to reimburse Ameriprise Financial and LPL for technology costs and expenses associated with the offering and costs and expenses associated with the facilitation of the marketing and ownership of our shares by their respective customers. These Ameriprise Financial and LPL technology costs and expenses will be paid from the Advisor’s 0.5% non-accountable expense reimbursement or the Dealer Manager fee. The Advisor will use the remainder of the 2.0% organization and offering expense reimbursement to pay the other cumulative organization and offering expenses of our offerings, as described above.